Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2020

Corrections to Certain Line Items of Previously Released Financial Statements for the First, Second and Third Quarters of Fiscal Year 2020

- Quarterly Results:

Net Revenues up by 18.0% Year-Over-Year

Loss from Operations was US$41.3 million, compared to Income from Operations of US$114.7 million in the Same Period of Prior Year

Non-GAAP Loss from Operations was US$8.4 million, compared to Non-GAAP Income from Operations of US$137.0 million in the Same Period of Prior Year

Total Student Enrollments of Normal Priced Long-term Course up by 56.6% Year-Over-Year

- Fiscal Year Results:

Net Revenues up by 27.7%

Income from Operations was US$137.4 million, compared to Income from Operations of US$341.6 million in Fiscal Year 2019

Non-GAAP Income from Operations was US$255.4 million, compared to Non-GAAP Income from Operations of US$418.9 million in Fiscal Year 2019

Quarterly Average Student Enrollments of Normal Priced Long-term Course up by 55.2% Year-Over-Year

(Beijing–April 28, 2020)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 29, 2020.

Highlights for the Fourth Quarter of Fiscal Year 2020

-	Net revenues increased by 18.0% year-over-year to US$857.7 million from US$726.6 million in the same period of the prior year.
-	Loss from operations was US$41.3 million, compared to income from operations of US$114.7 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$8.4 million, compared to Non-GAAP income from operations of US$137.0 million in the same period of the prior year.
-	Net loss attributable to TAL was US$90.1 million, compared to net income attributable to TAL of US$99.6 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$57.2 million, compared to Non-GAAP net income attributable to TAL of US$121.9 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.15. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.10. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$2,219.3 million as of February 29, 2020, compared to US$1,515.6 million as of February 28, 2019.
-	Total student enrollments of normal priced long-term course increased by 56.6% year-over-year to approximately 4,646,040 from approximately 2,966,400 in the same period of the prior year.

Highlights for the Fiscal Year Ended February 29, 2020

-	Net revenues increased by 27.7% year-over-year to US$3,273.3 million from US$2,563.0 million in fiscal year 2019.
-	Income from operations decreased by 59.8% to US$137.4 million from US$341.6 million in fiscal year 2019.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 39.0% to US$255.4 million from US$418.9 million in fiscal year 2019.
-	Net loss attributable to TAL was US$110.2 million, compared to net income attributable to TAL of US$367.2 million in fiscal year 2019.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$7.7 million, compared to Non-GAAP net income attributable to TAL of US$444.5 million in fiscal year 2019.
-	Basic and diluted net loss per ADS were both US$0.19. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.01.
-	Average student enrollments of normal priced long-term course per quarter during fiscal year 2020 increased by 55.2% year-over-year to approximately 3,023,840 from approximately 1,948,350 in fiscal year 2019.
-	Total physical network increased from 676 learning centers in 56 cities as of February 28, 2019 to 871 learning centers in 70 cities as of February 29, 2020.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2020

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28/29,
	2019	2020	Pct. Change
Net revenues	726,561	857,682	18.0%
Operating income/(loss)	114,706	(41,256)	(136.0%)
Non-GAAP operating income/(loss)	136,981	(8,392)	(106.1%)
Net income/(loss) attributable to TAL	99,612	(90,074)	(190.4%)
Non-GAAP net income/(loss) attributable to TAL	121,887	(57,210)	(146.9%)
Net income/(loss) per ADS attributable to TAL – basic	0.17	(0.15)	(186.8%)
Net income/(loss) per ADS attributable to TAL – diluted	0.17	(0.15)	(191.1%)
Non-GAAP net income/(loss) per ADS attributable to TAL – basic	0.21	(0.10)	(145.0%)
Non-GAAP net income/(loss) per ADS attributable to TAL – diluted	0.20	(0.10)	(147.3%)
Total Student Enrollments of normal priced long-term course	2,966,400	4,646,040	56.6%

	Fiscal Year Ended
	February 28/29,
	2019	2020	Pct. Change
Net revenues	2,562,984	3,273,308	27.7%
Operating income	341,582	137,443	(59.8%)
Non-GAAP operating income	418,859	255,386	(39.0%)
Net income/(loss) attributable to TAL	367,236	(110,195)	(130.0%)
Non-GAAP net income attributable to TAL	444,513	7,748	(98.3%)
Net income/(loss) per ADS attributable to TAL – basic	0.64	(0.19)	(128.8%)
Net income/(loss) per ADS attributable to TAL – diluted	0.61	(0.19)	(130.3%)
Non-GAAP net income per ADS attributable to TAL – basic	0.78	0.01	(98.3%)
Non-GAAP net income per ADS attributable to TAL – diluted	0.74	0.01	(98.3%)
Average Student Enrollments of normal priced long-term course	1,948,350	3,023,840	55.2%

“Our fourth fiscal quarter revenue performance was impacted by the outbreak of COVID-19 and the resulting precautionary measures with respect to our offline business. The negative impact on our offline business was partially offset by the growth in student enrollments in online courses and related revenues for the quarter,” said Rong Luo, TAL’s chief financial officer.

“We maintain the utmost caution for the safety and health of all our students and employees and make any short-term adjustments to our business operations when needed. For the longer term, as an established and one of the leading companies in China’s education market with many years of efforts to improve our education technology and services, we continue to have full confidence in our future development,” Mr. Luo continued.

Financial Results for the Fourth Quarter of Fiscal Year 2020

Net Revenues

In the fourth quarter of fiscal year 2020, TAL reported net revenues of US$857.7 million, representing an 18.0% increase from US$726.6 million in the fourth quarter of fiscal year 2019. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 56.6% to approximately 4,646,040 from approximately 2,966,400 in the same period of the prior year. The increase in total student enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2020, operating costs and expenses were US$899.3 million, representing a 47.0% increase from US$611.9 million in the fourth quarter of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$866.5 million, a 46.9% increase from US$589.6 million in the fourth quarter of fiscal year 2019.

Cost of revenues increased by 32.6% to US$405.9 million from US$306.2 million in the fourth quarter of fiscal year 2019. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 32.6% to US$405.6 million, from US$306.0 million in the fourth quarter of fiscal year 2019.

Selling and marketing expenses increased by 78.6% to US$243.2 million from US$136.2 million in the fourth quarter of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 78.2% to US$236.8 million, from US$132.9 million in the fourth quarter of fiscal year 2019. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 30.5% to US$221.2 million from US$169.6 million in the fourth quarter of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 29.3% to US$195.0 million, from US$150.8 million in the fourth quarter of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 47.5% to US$32.9 million in the fourth quarter of fiscal year 2020 from US$22.3 million in the same period of fiscal year 2019.

Impairment loss on intangible assets and goodwill was US$29.0 million for the fourth quarter of fiscal year 2020, compared to nil for the fourth quarter of fiscal year 2019. Impairment loss on intangible assets and goodwill was mainly due to the decline in a reporting unit’s fair value.

Gross Profit

Gross profit increased by 7.5% to US$451.8 million from US$420.4 million in the fourth quarter of fiscal year 2019.

Income/(loss) from Operations

Loss from operations was US$41.3 million in the fourth quarter of fiscal year 2020, compared to income from operations of US$114.7 million in the fourth quarter of fiscal year 2019. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$8.4 million, compared to Non-GAAP income from operations of US$137.0 million in the fourth quarter of fiscal year 2019.

Other Income/(Expense)

Other expense was US$4.7 million for the fourth quarter of fiscal year 2020, compared to other income of US$24.7 million in the fourth quarter of fiscal year 2019.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$2.8 million for the fourth quarter of fiscal year 2020, compared to US$7.2 million for the fourth quarter of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$63.6 million in the fourth quarter of fiscal year 2020, compared to US$33.2 million of income tax expense in the fourth quarter of fiscal year 2019.

Net Income/(loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$90.1 million in the fourth quarter of fiscal year 2020, compared to net income attributable to TAL of US$99.6 million in the fourth quarter of fiscal year 2019. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses was US$57.2 million in the fourth quarter of fiscal year 2020, compared to Non-GAAP net income attributable to TAL of US$121.9 million in the fourth quarter of fiscal year 2019.

Basic and Diluted Net Income/(loss) per ADS

Basic and diluted net loss per ADS were both US$0.15 in the fourth quarter of fiscal year 2020. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.10 in the fourth quarter of fiscal year 2020.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2020 were US$62.3 million, compared to US$209.1 million for the fourth quarter of fiscal year 2019. The capital expenditures for the fourth quarter of fiscal year 2019 was mainly due to the capital expenditures for the purchase of land use rights.

Cash, Cash Equivalents, and Short-Term Investments

As of February 29, 2020, the Company had US$1,873.9 million of cash and cash equivalents and US$345.4 million of short-term investments, compared to US$1,247.1 million of cash and cash equivalents and US$268.4 million of short-term investments as of February 28, 2019.

Deferred Revenue

As of February 29, 2020, the Company’s deferred revenue balance was US$781.0 million, compared to US$436.1 million as of February 28, 2019, representing a year-over-year increase of 79.1%. Deferred revenue primarily consisted of the tuition collected in advance of Xueersi Peiyou small classes, as well as deferred revenue related to other businesses.

Financial Results for the Fiscal Year Ended February 29, 2020

Net Revenues

For fiscal year 2020, TAL reported net revenues of US$3,273.3 million, representing a 27.7% increase from US$2,563.0 million in fiscal year 2019. The increase was mainly driven by the growth in average student enrollments of normal priced long-term course, which increased by 55.2% to approximately 3,023,840 from approximately 1,948,350 in the prior year. The increase in average student enrollments of normal priced long-term course was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In fiscal year 2020, operating costs and expenses were US$3,145.3 million, a 41.2% increase from US$2,228.1 million in fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$3,027.4 million, a 40.8% increase from US$2,150.8 million in fiscal year 2019.

Cost of revenues grew by 26.1% to US$1,468.6 million from US$1,164.5 million in fiscal year 2019. The increase in cost of revenues was mainly due to increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 26.1% to US$1,467.5 million from US$1,163.7 million in fiscal year 2019.

Selling and marketing expenses increased by 76.2% to US$852.8 million from US$484.0 million in fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 76.0% to US$833.5 million from US$473.5 million in fiscal year 2019. The increase of selling and marketing expenses in fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 37.1% to US$795.0 million from US$579.7 million in fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 35.8% to US$697.4 million from US$513.6 million in fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 52.6% to US$117.9 million in fiscal year 2020 from US$77.3 million in fiscal year 2019.

Impairment loss on intangible assets and goodwill was US$29.0 million for the fiscal year 2020, compared to nil for the fiscal year 2019. Impairment loss on intangible assets and goodwill was mainly due to the decline in a reporting unit’s fair value.

Gross Profit

Gross profit grew by 29.0% to US$1,804.7 million from US$1,398.5 million in fiscal year 2019.

Income/(loss) from Operations

Income from operations decreased by 59.8% to US$137.4 million from US$341.6 million in fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 39.0% to US$255.4 million from US$418.9 million in fiscal year 2019.

Other Income/(Expense)

Other expense was US$95.3 million for the fiscal year 2020, compared to other income of US$131.7 million in fiscal year 2019. Other expense in fiscal year 2020 was mainly related to the fair value changes of a long-term investment.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$154.0 million for fiscal year 2020, compared to US$58.1 million for fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$69.3 million in fiscal year 2020, compared to US$76.5 million of income tax expense in fiscal year 2019.

Net Income/(loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$110.2 million in fiscal year 2020, compared to net income attributable to TAL of US$367.2 million in fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 98.3% to US$7.7 million from US$444.5 million in fiscal year 2019.

Basic and Diluted Net Income/(loss) per ADS

Basic and diluted net loss per ADS were both US$0.19 in fiscal year 2020. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.01 in fiscal year 2020.

Capital Expenditures

Capital expenditures for fiscal year 2020 were US$187.5 million, compared to US$353.3 million for fiscal year 2019. The capital expenditures for fiscal year 2019 was mainly due to the capital expenditures for the purchase of land use rights.

Business Outlook

Based on our current estimates, total net revenues for the first quarter of fiscal year 2021 are expected to be between US$875.4 million and US$895.6 million, representing an increase of 30% to 33% on a year-over-year basis.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 35% to 38% for the first quarter of fiscal year 2021.

These estimates reflect the Company’s current expectation, which is subject to change.

Recent Developments

Further Investment in Online English Tutoring Service Provider

TAL today announced that it had recently entered into a definitive agreement to further invest US$10.4 million of cash in exchange of controlling equity interests in a distressed online provider of one-on-one English tutoring services with material deferred revenue liability. Before the completion of the foregoing transaction, the Company has minority equity interests in the investee.

Previously Released Unaudited Quarterly Financial Statements

As TAL previously announced on April 7, 2020, during its routine internal auditing process, the Company discovered certain employee wrongdoing in relation to the “Light Class” business. As a result of such wrongdoing, the Company would need to make corrections to certain line items of its previously released unaudited quarterly condensed consolidated financial statements as of and for the three months ended May 31, 2019, August 31, 2019, and November 30, 2019. For more detailed information, please refer to the Annex titled “Corrections to Certain Line Items of Previously Released Financial Statements for the First, Second and Third Quarters of Fiscal Year 2020” attached to this earnings release.

Adoption of Share Repurchase Plan

On April 28, 2020, TAL’s board of directors authorized the repurchase of up to US$500 million of the Company's common shares over the next 12 months, subject to the applicable rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Company's management, informed the Company of their intention to repurchase up to a total US$100 million of the Company's common shares, subject to the applicable rules under the Exchange Act.

This share repurchases may be made by the Company and/or its management from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/ or through other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors. TAL’s board of directors will review the share repurchase plan periodically and may authorize adjustment to its terms and size accordingly. TAL plans to fund any share repurchases made under this plan from the Company’s available cash balance.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2020 ended February 29, 2020 at 8:00 a.m. Eastern Time on April 28, 2020 (8:00 p.m. Beijing time on April 28, 2020).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/1398186. It will automatically direct you to the registration page of "TAL Education Group Fourth Quarter and Fiscal Year 2020 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "1398186".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 9:59 a.m. on May 6, 2020, U.S. Eastern time (9:59 p.m. on May 6, 2020, Beijing time, 2020).

The dial-in details for the replay are as follows:

- U.S. toll free: +1-855-452-5696

- Hong Kong toll free: 800-963-117

- International toll: +61-2-8199-0299

Conference ID: 1398186

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2021, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 70 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2019	As of February 29, 2020
ASSETS

Current assets
Cash and cash equivalents	$1,247,140	$1,873,866
Restricted cash-current	9,227	28,084
Short-term investments	268,424	345,457
Inventory	7,750	25,832
Amounts due from related parties-current	3,341	3,642
Income tax receivables	7,204	11,548
Prepaid expenses and other current assets	202,630	207,352
Total current assets	1,745,716	2,495,781
Restricted cash-non-current	7,334	13,235
Amounts due from related parties-non-current	1,747	-
Property and equipment, net	287,877	366,656
Deferred tax assets-non-current	29,179	79,534
Rental deposits	56,135	72,721
Intangible assets, net	74,776	58,985
Land use right, net	-	204,853
Goodwill	414,228	378,913
Long-term investments	850,695	571,601
Long-term prepayments and other non-current assets	267,404	85,275
Operating lease right-of-use assets	-	1,243,692
Total assets	$3,735,091	$5,571,246

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 98,436 and 104,231 as of February 28, 2019 and February 29, 2020, respectively)	$106,493	$117,770
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 401,027 and 733,253 as of February 28, 2019 and February 29, 2020, respectively)	433,610	780,167
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 18,504 and 4,264 as of February 28, 2019 and February 29, 2020, respectively)	24,375	4,361
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 291,728 and 470,519 as of February 28, 2019 and February 29, 2020, respectively)	365,195	552,650
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 36,670 and 43,233 as of February 28, 2019 and February 29, 2020, respectively)	38,743	46,650
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	210,027	-
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	5,275	-
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 276,712 as of February 28, 2019 and February 29, 2020, respectively)	-	304,960
Total current liabilities	1,183,718	1,806,558
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 2,497 and 833 as of February 28, 2019 and February 29, 2020, respectively)	2,497	833
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of 106 and nil as of February 28, 2019 and February 29, 2020, respectively)	196	-
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 16,951 and 7,197 as of February 28, 2019 and February 29, 2020, respectively)	17,738	7,789
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of 465 and nil as of February 28, 2019 and February 29, 2020, respectively)	465	-
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	-	261,950
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 883,603 as of February 28, 2019 and February 29, 2020, respectively)	-	949,919
Total liabilities	1,204,614	3,027,049

Equity
Class A common shares	127	133
Class B common shares	71	67
Class A common shares issuable	1,977	-
Additional paid-in capital	1,485,521	1,675,640
Statutory reserve	58,690	82,712
Retained earnings	920,314	786,097
Accumulated other comprehensive income/(loss)	17,047	(28,913)
Total TAL Education Group's equity	2,483,747	2,515,736
Noncontrolling interest	46,730	28,461
Total equity	2,530,477	2,544,197
Total liabilities and equity	$3,735,091	$5,571,246

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2019	2020	2019	2020
Net revenues	$726,561	$857,682	$2,562,984	$3,273,308
Cost of revenues (note 1)	306,174	405,882	1,164,454	1,468,569
Gross profit	420,387	451,800	1,398,530	1,804,739
Operating expenses (note 1)
Selling and marketing	136,196	243,204	484,000	852,808
General and administrative	169,553	221,245	579,672	794,957
Impairment loss on intangible assets and goodwill	-	28,998	-	28,998
Total operating expenses	305,749	493,447	1,063,672	1,676,763
Government subsidies	68	391	6,724	9,467
Income/(loss) from operations	114,706	(41,256)	341,582	137,443
Interest income	10,285	19,430	59,614	72,991
Interest expense	(5,747)	(3,857)	(17,628)	(11,820)
Other income/(expense)	24,706	(4,679)	131,727	(95,297)
Impairment loss on long-term investments	(7,247)	(2,774)	(58,091)	(153,970)
Income/(loss) before income tax and loss from equity method investments	136,703	(33,136)	457,204	(50,653)
Income tax expense	(33,236)	(63,592)	(76,504)	(69,328)
Loss from equity method investments	(5,114)	(1,775)	(16,186)	(7,670)
Net income/(loss)	$98,353	$(98,503)	$364,514	$(127,651)
Add: Net loss attributable to noncontrolling interest	1,259	8,429	2,722	17,456
Total net income/(loss) attributable to TAL Education Group	$99,612	$(90,074)	$367,236	$(110,195)
Net income/(loss) per common share
Basic	$0.52	$(0.45)	$1.93	$(0.56)
Diluted	0.50	(0.45)	1.83	(0.56)
Net income/(loss) per ADS (note 2)
Basic	$0.17	$(0.15)	$0.64	$(0.19)
Diluted	0.17	(0.15)	0.61	(0.19)

Weighted average shares used in calculating net income/(loss) per common share
Basic	191,020,638	199,095,944	189,951,643	198,184,370
Diluted	200,670,945	199,095,944	200,224,934	198,184,370

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28/29,		Ended February 28/29,
	2019	2020	2019	2020
Cost of revenues	$200	$242	$706	$1,074
Selling and marketing expenses	3,331	6,405	10,454	19,356
General and administrative expenses	18,744	26,217	66,117	97,513
Total	$22,275	$32,864	$77,277	$117,943

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income/(LOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2019	2020	2019	2020
Net income/(loss)	$98,353	$(98,503)	$364,514	$(127,651)
Other comprehensive income/(loss), net of tax	53,507	5,703	(116,237)	(47,825)
Comprehensive income/(loss)	151,860	(92,800)	248,277	(175,476)
Add: Comprehensive loss attributable to noncontrolling interest	694	8,236	3,681	19,321
Comprehensive income/(loss) attributable to TAL Education Group	$152,554	$(84,564)	$251,958	$(156,155)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2019	2020	2019	2020
Cost of revenues	$306,174	$405,882	$1,164,454	$1,468,569
Share-based compensation expense in cost of revenues	200	242	706	1,074
Non-GAAP cost of revenues	305,974	405,640	1,163,748	1,467,495

Selling and marketing expenses	136,196	243,204	484,000	852,808
Share-based compensation expense in selling and marketing expenses	3,331	6,405	10,454	19,356
Non-GAAP selling and marketing expenses	132,865	236,799	473,546	833,452

General and administrative expenses	169,553	221,245	579,672	794,957
Share-based compensation expense in general and administrative expenses	18,744	26,217	66,117	97,513
Non-GAAP general and administrative expenses	150,809	195,028	513,555	697,444

Operating costs and expenses	611,923	899,329	2,228,126	3,145,332
Share-based compensation expense in operating costs and expenses	22,275	32,864	77,277	117,943
Non-GAAP operating costs and expenses	589,648	866,465	2,150,849	3,027,389

Income/(loss) from operations	114,706	(41,256)	341,582	137,443
Share based compensation expenses	22,275	32,864	77,277	117,943
Non-GAAP income/(loss) from operations	136,981	(8,392)	418,859	255,386

Net income/(loss) attributable to TAL Education Group	99,612	(90,074)	367,236	(110,195)
Share based compensation expenses	22,275	32,864	77,277	117,943
Non-GAAP net income/(loss) attributable to TAL Education Group	$121,887	$(57,210)	$444,513	$7,748

Net income/(loss) per ADS
Basic	$0.17	$(0.15)	$0.64	$(0.19)
Diluted	0.17	(0.15)	0.61	(0.19)
Non-GAAP Net income/(loss) per ADS
Basic	$0.21	$(0.10)	$0.78	$0.01
Diluted	0.20	(0.10)	0.74	0.01
ADSs used in calculating net income/(loss) per ADS
Basic	573,061,914	597,287,832	569,854,929	594,553,110
Diluted	602,012,835	597,287,832	600,674,802	594,553,110
ADSs used in calculating Non-GAAP net income/(loss) per ADS
Basic	573,061,914	597,287,832	569,854,929	594,553,110
Diluted	602,012,835	597,287,832	600,674,802	620,891,562

Annex

Corrections to Certain Line Items of Previously Released Financial Statements for the First, Second and Third Quarters of Fiscal Year 2020

As TAL Education Group (NYSE: TAL) (“TAL” or the “Company”) previously announced on April 7, 2020, during its routine internal auditing process, the Company discovered certain employee wrongdoing in relation to the “Light Class” business. The wrongdoing inflated “Light Class” transactions. As a result, the Company’s unaudited quarterly condensed consolidated financial statements as of and for the three months ended May 31, 2019, August 31, 2019, and November 30, 2019 were impacted.

The Company is setting forth hereby corrections for the transactions at issue, which mainly include a reversal of net revenues, cost of revenues, general and administrative, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities. The accumulated negative impact for the first three quarters of fiscal year 2020 on net revenues and net income attributable to TAL Education Group was US$86.1 million and US$26.6 million, respectively. The decrease of basic net income per American Depositary Share for the nine months ended November 30, 2019 was US$0.04. The table below illustrates the impact of the aforementioned corrections on the Company’s condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of comprehensive income/(loss) for the relevant periods.

TAL EDUCATION GROUP

CORRECTED LINE ITEMS OF UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of May 31, 2019		As of August 31, 2019		As of November 30, 2019
	As previously reported	As revised (note 1)	As previously reported	As revised	As previously reported	As revised
ASSETS

Current assets
Inventory	10,880	10,880	12,456	12,456	21,288	22,006
Prepaid expenses and other current assets	199,730	169,161	213,904	162,221	244,873	161,165
Total current assets	2,146,075	2,115,506	1,788,436	1,736,753	3,007,136	2,924,146
Total assets	$5,101,410	$5,070,841	$4,726,173	$4,674,490	$5,938,695	$5,855,705

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$76,759	$56,237	$112,246	$77,408	$148,393	$90,947
Accrued expenses and other current liabilities	361,707	360,520	401,359	402,509	503,781	504,854
Total current liabilities	1,684,275	1,662,566	1,338,162	1,304,474	2,187,891	2,131,518
Total liabilities	2,518,258	2,496,549	2,171,588	2,137,900	3,307,872	3,251,499

Equity
Retained earnings	913,010	904,158	898,610	880,631	926,787	900,193
Accumulated other comprehensive loss	(16,635)	(16,643)	(55,997)	(56,013)	(34,400)	(34,423)
Total TAL Education Group's equity	2,540,600	2,531,740	2,513,596	2,495,601	2,594,126	2,567,509
Total equity	2,583,152	2,574,292	2,554,585	2,536,590	2,630,823	2,604,206
Total liabilities and equity	$5,101,410	$5,070,841	$4,726,173	$4,674,490	$5,938,695	$5,855,705

TAL EDUCATION GROUP

CORRECTED LINE ITEMS OF UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31, 2019		For the Three Months Ended August 31, 2019		For the Three Months Ended November 30, 2019
	As previously reported	As revised (note 1)	As previously reported	As revised	As previously reported	As revised
Net revenues	$702,770	$673,414	$936,626	$913,195	$862,357	$829,017
Cost of revenues	316,875	296,371	418,803	404,499	385,122	361,817
Gross profit	385,895	377,043	517,823	508,696	477,235	467,200
Operating expenses
General and administrative	175,585	175,585	190,056	190,056	209,491	208,071
Total operating expenses	330,984	330,984	453,314	453,314	400,438	399,018
Income from operations	57,318	48,466	69,939	60,812	78,036	69,421
(Loss)/income before income tax and loss from equity method investments	(11,644)	(20,496)	(24,131)	(33,258)	44,852	36,237
Net (loss)/income	(10,216)	(19,068)	(17,373)	(26,500)	25,035	16,420
Total net (loss)/income attributable to TAL Education Group	$(7,304)	$(16,156)	$(14,400)	$(23,527)	$28,177	$19,562

Net (loss)/income per common share
Basic	$(0.04)	$(0.08)	$(0.07)	$(0.12)	$0.14	$0.10
Diluted	(0.04)	(0.08)	(0.07)	(0.12)	0.14	0.09
Net (loss)/income per ADS
Basic	$(0.01)	$(0.03)	$(0.02)	$(0.04)	$0.05	$0.03
Diluted	(0.01)	(0.03)	(0.02)	(0.04)	0.05	0.03

TAL EDUCATION GROUP

CORRECTED LINE ITEMS OF UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income/(LOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended May 31, 2019		For the Three Months Ended August 31, 2019		For the Three Months Ended November 30, 2019
	As previously reported	As revised (note 1)	As previously reported	As revised	As previously reported	As revised
Net (loss)/income	$(10,216)	$(19,068)	$(17,373)	$(26,500)	$25,035	$16,420
Other comprehensive (loss)/income, net of tax	(34,948)	(34,956)	(40,759)	(40,767)	22,202	22,195
Comprehensive (loss)/income	(45,164)	(54,024)	(58,132)	(67,267)	47,237	38,615
Comprehensive (loss)/income attributable to TAL Education Group	$(40,986)	$(49,846)	$(53,762)	$(62,897)	$49,774	$41,152

Note 1: The transaction at issue has immaterial impact to fiscal year 2019. The impact is included in the condensed consolidated financial statements as of and for the three months ended May 31, 2019, as revised.